Exhibit 21.1

SUBSIDIARIES OF POLYPORE INTERNATIONAL, INC.

Name of Subsidiary	State or jurisdiction of Incorporation or Organization
Celgard K.K.	Japan
Celgard Korea Ltd.(1)	Korea
Celgard, LLC	Delaware
Daramic (Shanghi) Battery Separators Co., Ltd.	China
Daramic (Thailand) Limited	Thailand
Daramic Asia, Inc.	Delaware
Daramic Group International, Inc.	U.S. Virgin Islands
Daramic Holding S.A.	France
Daramic International, Inc.	Delaware
Daramic S.A.	France
Daramic S.r.l.	Italy
Daramic Separadores de Baterias Ltda.	Brazil
Daramic, LLC	Delaware
Membrana GmbH	Germany
Polypore Acquisition GmbH	Germany
Polypore B.V.	Netherlands
Polypore C.V.	Netherlands
Polypore Holdings, Inc.	Delaware

(1)           Foreign liaison office

Polypore, Inc.	Delaware
PP Holding Corporation	Delaware
Separatorenerzeugung GmbH	Austria
Separatorenerzeugung Holding GmbH	Austria